Exhibit 99.1

Swvl Holdings Corp and its subsidiaries

Condensed interim consolidated financial statements (unaudited)

For the six-month periods ended 30 June 2026 and 2025

Swvl Holdings Corp and its subsidiaries

Condensed interim consolidated financial statements (unaudited)

For the six-month periods ended 30 June 2026 and 2025

Page(s)

Condensed interim consolidated statement of financial position	2

Condensed interim consolidated statement of comprehensive profit or loss	3

Condensed interim consolidated statement of changes in equity	4

Condensed interim consolidated statement of cash flows	5

Notes to the condensed interim consolidated financial statements	6 - 18

Swvl Holdings Corp and its subsidiaries

Condensed interim consolidated statement of financial position – As of 30 June 2026

(All amounts are shown in USD unless otherwise stated)

		(Unaudited)	(Audited)
		At 30 June	At 31 December
	Note	2026	2025
ASSETS
Non-current assets
Property and equipment	4	219,796	281,312
Intangible assets	5	939,055	684,441
Right-of-use assets		978,452	1,110,717
Deferred tax assets	18	5,309,288	5,486,804
		7,446,591	7,563,274

Current assets
Prepaid expenses and other current assets	6	2,041,556	1,806,567
Trade and other receivables	7	7,844,681	6,256,738
Cash and cash equivalents	8	2,089,313	4,414,456
		11,975,550	12,477,761
Assets classified as held for sale		—	—
Total assets		19,422,141	20,041,035

EQUITY AND LIABILITIES
EQUITY
Share capital	9	24,910	24,910
Share premium	9	354,179,329	354,179,329
Employee share scheme reserve	10	730,488	661,495
Foreign currency translation reserve		(16,505,273)	(16,247,136)
Reserve of disposal groups classified as held for sale		2,369,537	2,294,456
Other reserves		3,534,927	3,534,927
Accumulated losses		(339,052,501)	(338,532,319)
Equity attributable to equity holders of the Parent Company		5,281,417	5,915,662

Non-controlling interests		(2,970,273)	(2,970,273)
Total equity/(deficit)		2,311,144	2,945,389

LIABILITIES
Non-current liabilities
Provision for employees' end of service benefits		180,279	145,681
Derivative warrant liabilities		223,994	400,806
Accounts payable, accruals and other payables	11	—	16,867
Lease liabilities		896,344	1,002,733
		1,300,617	1,566,087

Current liabilities
Accounts payable, accruals and other payables	11	8,978,726	8,710,335
Deferred purchase price	12	701,596	694,134
Other tax liabilities		1,921,317	1,640,682
Lease liabilities		278,653	479,240
		11,880,292	11,524,391
Liabilities directly associated with assets classified as held for sale		3,930,088	4,005,168
Total liabilities		17,110,997	17,095,646
Total equity and liabilities		19,422,141	20,041,035

op

The accompanying notes are an integral part of these condensed interim consolidated financial statements.	(2)

Swvl Holdings Corp and its subsidiaries

Condensed interim consolidated statement of comprehensive profit or loss - For the period ended 30 June 2026

(All amounts are shown in USD unless otherwise stated)

		(Unaudited)	(Unaudited)
	Note	2026	2025
Continuing operations
Revenue	13	16,223,166	10,189,069
Cost of sales	14	(13,277,164)	(8,000,885)
Gross income		2,946,002	2,188,184

General and administrative expenses	15	(3,737,461)	(2,898,277)
Selling and marketing costs		(314,525)	(12,831)
Charge for provision for expected credit losses		(241,661)	—
Other expenses	16	—	(127,500)
Other income	17	777,532	434,165
Operating loss		(570,113)	(416,259)

Change in fair value of financial liabilities		179,402	836,384
Finance income		37,041	106,913
Finance cost		(166,512)	(94,838)
(Loss)/profit before tax from continuing operations		(520,182)	432,200

Income tax (expense)/benefit	18	—	—
(Loss)/profit for the period from continuing operations		(520,182)	432,200

Discontinued operations
Profit/(loss) for the period from discontinued operations		—	—
(Loss)/profit for the period		(520,182)	432,200

Attributable to:
Equity holders of the Parent Company		(520,182)	432,200
Non-controlling interests		—	—
		(520,182)	432,200

Profit/(loss) per share attributable to equity holders of the Parent Company
Basic	19	(0.05)	0.04
Diluted	19	(0.05)	0.04

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations, net of tax		(183,056)	(1,400,601)
Total comprehensive loss for the period		(703,238)	(968,401)

Attributable to:
Equity holders of the Parent Company		(703,238)	(968,401)
Non-controlling interests		—	—
		(703,238)	(968,401)

op

The accompanying notes are an integral part of these condensed interim consolidated financial statements.	(3)

Swvl Holdings Corp and its subsidiaries

Condensed interim consolidated statement of changes in equity – As of 30 June 2026

(All amounts are shown in USD unless otherwise stated)

									Equity
					Reserve for	Foreign			attributable to
				Share-based	disposal	currency			equity holders	Non-
		Share	Share	compensation	group held	translation	Other	Accumulated	of the Parent	controlling	Total
	Note	capital	premium	reserve	for sale	reserve	reserve	losses	Company	interests	equity
As at 1 January 2025 (Audited)		24,746	353,883,768	564,127	2,372,514	(16,603,786)	1,886,000	(339,845,041)	2,282,328	(2,970,273)	(687,945)

Total comprehensive loss for the period
Profit for the period		—	—	—	—	—	—	432,200	432,200	—	432,200
Other comprehensive loss for the period		—	—	—	—	(1,400,601)	—	—	(1,400,601)	—	(1,400,601)
		—	—	—	—	(1,400,601)	—	432,200	(968,401)	—	(968,401)

Issuance of shares	9	166	295,559	—	—	—	—	—	295,725	—	295,725
Employee share scheme reserve	10	—	—	67,502	—	—	—	—	67,502	—	67,502
Other reserves		—	—	—	—	—	2,000,000	—	2,000,000	—	2,000,000
As at 30 June 2025 (Unaudited)		24,912	354,179,327	631,629	2,372,514	(18,004,387)	3,886,000	(339,412,841)	3,677,154	(2,970,273)	706,881

As at 1 January 2026 (Audited)		24,910	354,179,329	661,495	2,294,456	(16,247,136)	3,534,927	(338,532,319)	5,915,662	(2,970,273)	2,945,389

Total comprehensive loss for the period
Loss for the period		—	—	—	—	—	—	(520,182)	(520,182)	—	(520,182)
Other comprehensive loss for the period		—	—	—	75,081	(258,137)	—	—	(183,056)	—	(183,056)
		—	—	—	75,081	(258,137)	—	(520,182)	(703,238)	—	(703,238)

Issuance of shares	9	—	—	—	—	—	—	—	—	—	—
Other reserves		—	—	—	—	—	—	—	—	—	—
Employee share scheme reserve	10	—	—	68,993	—	—	—	—	68,993	—	68,993
As at 30 June 2026 (Unaudited)		24,910	354,179,329	730,488	2,369,537	(16,505,273)	3,534,927	(339,052,501)	5,281,417	(2,970,273)	2,311,144

op

The accompanying notes are an integral part of these condensed interim consolidated financial statements.	(4)

Swvl Holdings Corp and its subsidiaries

Condensed interim consolidated statement of cash flows - For the period ended 30 June 2026

(All amounts are shown in USD unless otherwise stated)

	For the six-month period ended
	30 June
	(Unaudited)	(Unaudited)
	2026	2025
(Loss)/profit before tax from continued operations	(520,182)	432,200
Profit before tax from discontinued operations	—	—
(Loss)/profit for the period before tax	(520,182)	432,200

Adjustments to reconcile profit/(loss) before tax to net cash flows:
Depreciation of property and equipment	74,811	—
Depreciation of right-of-use assets	113,177	58,297
Amortization of intangible assets	15,860	15,594
Other non-cash loss/(income)	79,045	(90,910)
Change in fair value of financial liabilities	(179,402)	836,384
Provision for employees’ end of service benefits	34,598	12,391
Charge for provision for expected credit losses	241,661	—
	(140,432)	1,263,956
Changes in working capital:
Trade and other receivables	(1,957,276)	(1,864,435)
Prepaid expenses and other current assets	(283,053)	(12,330)
Accounts payable, accruals and other payables	39,902	129,153
Other tax liabilities	322,426	233,546
Net cash flows used in operating activities	(2,018,433)	(250,110)

Cash flows from investing activities
Development expenditure (intangible assets)	(273,499)	—
Purchase of property and equipment	(13,581)	(2,950)
Net cash flows used in investing activities	(287,080)	(2,950)

Cash flows from financing activities
Proceeds from issuance of share capital	—	—
Proceeds from issuance of other instruments	—	2,000,000
Repayment of loan from related party	—	—
Proceeds from bank loan	267,010	—
Finance lease liabilities paid, net of accretion	(287,695)	(236,844)
Net cash flows (used in) /generated from financing activities	(20,685)	1,763,156

Net increase/(decrease) in cash and cash equivalents	(2,326,198)	1,510,096
Cash and cash equivalents at the beginning of the period	4,414,456	4,958,983
Effects of exchange rate changes on cash and cash equivalents	1,055	(1,592,096)
Cash and cash equivalents at the end of the period	2,089,313	4,876,983

op

The accompanying notes are an integral part of these condensed interim consolidated financial statements.	(5)

1	Establishment and operations

Swvl Holdings Corp (the “Parent Company”) (formerly known as “Pivotal Holdings Corp”) is a business company limited by shares incorporated under the laws of the British Virgin Islands and was registered on 23 July 2021. The registered office of the Company is at P.O. Box 173, Kingston Chambers, Road Town, Tortola, the British Virgin Islands.

The condensed interim consolidated financial statements as at and for the six-month period ended 30 June 2026 consist of the Parent Company and its subsidiaries (together referred to as the “Group”). The Group’s principal head office is located in The Offices 4, One Central, Dubai World Trade Centre, Street 1, Dubai, United Arab Emirates.

Swvl Inc. was founded on 17 May 2017. Swvl Holdings Corp was incorporated as a direct wholly-owned subsidiary of Swvl Inc. As a result of various legal entity reorganization transactions undertaken in March 2022, Swvl Holdings Corp became the holding company of the Group, and the then-stockholders of Swvl Inc. became the stockholders of Swvl Holdings Corp. Swvl Inc. is the predecessor of Swvl Holdings Corp for financial reporting purposes.

The Group operates multimodal transportation networks that offer access to transportation options through the Group’s platform and mobile-based application. The Group also licenses its technology to transport operators to manage their service. The Group operates a technology platform that uses a widespread transportation network. The Group uses leading technology, operational excellence and product expertise to operate transportation services on predetermined routes. The Group develops and operates proprietary technology applications supporting a variety of offerings on its platform (“platform(s)” or “Platform(s)”). The Group provides transportation services through contracting with other service providers (or transportation operators). Riders are collectively referred to as “end-user(s)” or “consumer(s)”. The drivers are referred to as “captain(s)”.

1.1	Consolidated subsidiaries

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

As of 30 June 2026, the Group still maintained control for all subsidiaries, however, certain subsidiaries were decided to be held for sale or to be discontinued, subsidiaries listed below will be presented with the same alignment.

i)	Continued operations

	Country of	Legal ownership %		Principal
Company name	incorporation	30-Jun-26	31-Dec-25	business activities
Swvl Inc.	British Virgin Islands	100%	100%	Holding company
Swvl Group Corp	British Virgin Islands	100%	100%	Holding company
Swvl Holdco Corp	British Virgin Islands	100%	100%	Dormant entity
Pivotal Merger Sub Company I	Cayman Islands	100%	100%	Merger entity
Swvl Mobility Solutions Corp.	United States of America	100%	100%	Technology platform
Swvl for Smart Transport Applications and Services LLC	Egypt	99.80%	99.80%	Technology platform
Swvl Saudi for Information Technology	Kingdom of Saudi Arabia	100%	100%	Technology platform
Swvl Saudi Regional Headquarters	Kingdom of Saudi Arabia	100%	100%	Technology platform
Smart Mobility Solutions for Transportation Services (i)	Kingdom of Saudi Arabia	—%	—%	Technology platform
Swvl for Website Design Company (i)	Kuwait	—%	—%	Technology platform
Swvl for Mobility Solutions FZE (i)	United Arab Emirates	—%	—%	Technology platform

(6)

1.1	Consolidated subsidiaries (continued)

ii)	Discontinued operations

	Country of	Legal ownership %		Principal
Company name	incorporation	30-June-26	31-Dec-25	business activities
Swvl NBO Limited	Kenya	100%	100%	Technology platform
Swvl Technologies Ltd.	Kenya	100%	100%	Technology platform
Smart Way Transportation LLC (ii)	Jordan	—%	—%	Technology platform
Swvl My For Information Technology SDN BHD	Malaysia	100%	100%	Technology platform
Viapool Inc.	Delaware, USA	51%	51%	Technology platform
Movilidad Digital SAS, a subsidiary of Viapool, Inc.	Argentina	51%	51%	Holding company
Viapool SRL, a subsidiary of Viapool, Inc.	Argentina	51%	51%	Technology platform
Viapool SPA, a subsidiary of Viapool, Inc.	Chile	51%	51%	Technology platform
Swvl Brasil Tecnologia LTDA, a subsidiary of Viapool, Inc.	Brazil	51%	51%	Technology platform
Door2Door GmbH, a subsidiary of Swvl Germany GmbH	Germany	100%	100%	Technology platform
Swvl Germany GmbH (formerly "Blitz B22-203 GmbH")	Germany	100%	100%	Holding company

The Group, in certain cases, is required to have a resident as one of the shareholders besides the Parent Company to comply with local laws and regulations. However, in such cases, the Group continues to remain the economic beneficiary of the shareholding held by such resident shareholder and therefore is said to have a “beneficial ownership” of such non-controlling interests. Legal ownership and beneficial ownership are the same except as indicated below.

(i)	The Parent Company’s subsidiary’s Swvl for Mobility Solutions FZE and Smart Mobility Solutions for Transportation Services were incorporated during the year ended 31 December 2024. Further, Swvl for Website Design Company was incorporated during the year ended 31 December 2025. The subsidiaries are currently legally owned by a member of the Group’s management and are in the process of a legal ownership transfer to the Group. The subsidiaries have been consolidated based on the beneficial ownership and effective control.
(ii)	The Parent Company’s subsidiary Smart Way Transportation LLC was incorporated during the year ended 31 December 2021. The subsidiary is currently legally owned by a member of the Group’s management. During 2022, the Group’s board of directors resolved to discontinue the subsidiary’s operations. As of 30 June 2026, the company is still in liquidation process. The subsidiary has been consolidated based on the beneficial ownership and effective control.

2	Basis of preparation
i)	Compliance with International Financial Reporting Standards (“IFRS”)

These condensed interim consolidated financial statements are for the six-month periods ended 30 June 2026 and 2025 and are presented in United States Dollars (“USD” or “$”), which is the functional currency of the Parent Company. They have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’.

These condensed interim consolidated financial statements do not include all of the information required in annual consolidated financial statements in accordance with IFRS and should be read in conjunction with the consolidated financial statements for the year ended 31 December 2025. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

(7)

2Basis of preparation (continued)

ii)	Historical cost convention

These condensed interim consolidated financial statements have been prepared under the historical cost convention except for the following:

-	Certain financial assets, derivative warrant liabilities, derivative liabilities, convertible notes, and earnouts liabilities that are measured at fair value.
-	Income and expenses that have been accounted for using the accrual basis.

The consolidated financial statements have been presented in US Dollars (“USD”, “$”) which is the reporting currency of the Group.

2.1	Going concern

These condensed interim consolidated financial statements have been prepared on a going concern basis, which assumes that the Group will be able to discharge its liabilities in the ordinary course of business. The Group incurred a loss of $520,182 for the six-month period ended 30 June 2026 (profit of $432,200 for the six-month period ended 30 June 2025), had accumulated losses of $339.1 million as at 30 June 2026 ($ 338.5 million as at 31 December 2025), and had negative operating cash flows of $2.0 million for the six-month period ended 30 June 2026 (negative operating cash flows of $0.25 million for the six-month period ended 30 June 2025). Notwithstanding these results, Management believes there are no events or conditions that give rise to doubt the ability of the Group to continue as a going concern for a period of twelve months after the preparation of the consolidated financial statements.

2.2	Amended standards adopted by the Group

A number of amended standards became applicable for the current reporting period. The Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these amended standards.

2.3Accounting policies

The accounting policies used for the condensed interim consolidated financial statements for the six-month period ended 30 June 2026 are consistent with those used in the annual consolidated financial statements for the year ended 31 December 2025.

3Critical accounting judgments and estimates

When preparing the condensed interim consolidated financial statements, management undertakes a number of judgements, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgements, estimates and assumptions made by management, and will seldom equal the estimated results. The judgements, estimates and assumptions applied in the condensed interim consolidated financial statements for the six-month period ended 30 June 2026 and 2025, including the key sources of estimation uncertainty, were the same as those applied in the Group’s annual consolidated financial statements for the year ended 31 December 2025.

(8)

4Property and equipment

The property and equipment net book value consists of the following:

	(Unaudited)	(Audited)
	At 30 June	At 31 December
	2026	2025
	USD	USD
Leasehold improvements	203,169	276,578
Furniture, fittings and equipment	16,627	4,734
Property and equipment, net	219,796	281,312

5Intangible assets

	(Unaudited)	(Audited)
	At 30 June	At 31 December
	2026	2025
	USD	USD
Licenses	61,004	79,890
Assets under construction	878,051	604,551
Net book value	939,055	684,441

In May 2023 the Group obtained a smart transportation operating license in Egypt in collaboration with Land Transport Regulatory Authority (LTRA) which granted the Egyptian entity a five-year operating license commencing on May 16, 2023 and expires on May 15, 2028.

6Prepaid expenses and other current assets

	(Unaudited)	(Audited)
	At 30 June	At 31 December
	2026	2025
	USD	USD
Withholding tax receivables	1,627,809	1,454,429
Other assets	60,468	60,468
Refundable deposits	197,670	150,901
Prepaid expenses	155,609	140,769
	2,041,556	1,806,567

7Trade and other receivables

	(Unaudited)	(Audited)
	At 30 June	At 31 December
	2026	2025
	USD	USD
Trade receivables	5,580,514	3,879,854
Accrued income	2,362,170	2,308,583
Customer wallet receivables	2,152,003	2,061,148
Less: provision for expected credit losses	(2,289,092)	(2,108,944)
	7,805,595	6,140,641

Other receivables	39,086	116,097
	7,844,681	6,256,738

(9)

8Cash and bank balances

	(Unaudited)	(Audited)
	At 30 June	At 31 December
	2026	2025
	USD	USD
Cash at banks	2,085,974	4,414,456
Cash in hand	3,339	—
	2,089,313	4,414,456

For the purpose of the cash flow statement, cash and cash equivalents comprise the following:

	(Unaudited)	(Audited)
	At 30 June	At 31 December
	2026	2025
	USD	USD
Cash attributable to continued operations	2,089,313	4,414,456
Cash attributable to discontinued operations	—	—
	2,089,313	4,414,456

9Share capital

a. Share capital:

In 2023, the Group restructured its authorized shares and issued ordinary shares as detailed below:

(a)	The number of ordinary shares which the Group is authorized to issue has been decreased to 20,000,000 ordinary shares by the consolidation of every 25 ordinary shares of US$0.0001 par value each currently in issue into 1 ordinary share of US$0.0025 par value each; and
(b)	the issued ordinary shares have been combined into a small number of shares, resulting in every 25 issued ordinary share being combined into 1 ordinary share with a par value of US$0.0025 each.

Following the restructuring, the Group is authorized to issue 20,000,000 ordinary shares and 55,000,000 preference shares. The restructuring was approved on 4 January 2023 and became effective on 25 January 2023.

The below table sets out the Group’s share structure during the period ended 30 June 2026 and the year ended 31 December 2025:

	At 30 June 2026		At 31 December 2025
	Authorized	Issued	Authorized	Issued
Class A ordinary shares	20,000,000	9,964,344	20,000,000	9,964,344
Preferred shares	55,000,000	—	55,000,000	—
	75,000,000	9,964,344	75,000,000	9,964,344

	At 30 June 2026		At 31 December 2025
	Number	Share	Number	Share
	of shares	capital	of shares	capital
Issuance of shares in the normal course of business	5,191,300	12,976	5,191,300	12,976
Issuance of shares to Swvl Inc. shareholders	3,411,410	8,529	3,411,410	8,529
Issuance of shares to SPAC shareholders	557,960	1,395	557,960	1,395
Conversion of convertible notes	645,018	1,613	645,018	1,613
Issuance of shares to PIPE investors	158,656	397	158,656	397
Other shares	—	—	—	—
	9,964,344	24,910	9,964,344	24,910

(10)

9Share capital (Continued)

b. Share premium:

At 30 June 2026
Share Premium
Issuance of shares to shareholders	88,873,188
Conversion of convertible notes	145,952,505
Issuance of share to PIPE investors	39,663,603
Recapitalization costs	121,077,329
Other shares issued during the period	—
395,566,625
Less:
Costs attributable to the issuance of shares in connection with the business combination	(8,467,766)
Fair value of earnout shares	(75,550,455)
311,548,404
Issuance of shares in the normal course of business	42,630,925
354,179,329

At 31 December 2025
Share Premium
Issuance of shares to shareholders	88,873,188
Conversion of convertible notes	145,952,505
Issuance of share to PIPE investors	39,663,603
Recapitalization costs	121,077,329
395,566,625
Less:
Costs attributable to the issuance of shares in connection with the business combination	(8,467,766)
Fair value of earnout shares	(75,550,455)
311,548,404
Issuance of shares in the normal course of business	42,630,925
354,179,329

10Employee share scheme reserve

At 30 June 2026, the employee share scheme reserve balance was $730,488 (at 31 December 2025: $661,495).

Total expense arising from share-based payment transactions recognized in the consolidated statement of comprehensive income as part of employee benefit were $68,993 for the six-month period ended 30 June 2026 ($67,502 for the six-month period ended 30 June 2025).

(11)

11Accounts payable, accruals and other payables

	(Unaudited)	(Audited)
	At 30 June	At 31 December
	2026	2025
	USD	USD
Financial items
Accounts payables	6,654,118	6,806,786
Captain payables	464,051	732,402
Salaries payable	153,565	269,121
Accrued expenses	331,284	245,810
Credit facility	436,523	451,336
Bank loan	273,824	—
LTRA payable	61,727	101,200
Other payables	540,759	120,547
	8,915,851	8,727,202
LTRA payable non-current portion	—	(16,867)
	8,915,851	8,710,335
Non-financial items
Deferred income and advances from customers	62,875	—
Total accounts payable, accruals and other payables	8,978,726	8,710,335

(i)	Advances from individual customers (e-wallets) are used by customers against future bookings.

12Deferred purchase price

The movement in the deferred purchase price is as follows:

	(Unaudited)	(Audited)
	At 30 June	At 31 December
	2026	2025
	USD	USD
Opening balance	694,134	1,148,013
Change in fair value	7,462	(158,154)
Issuance of shares	—	(295,725)
Ending balance	701,596	694,134

The deferred purchase price consists of outstanding cash payments and share issuances. The change in fair value is a result of revaluing the shares outstanding to reflect share price as per the purchase agreements. Management has not used any complex assumptions in arriving at the fair value of the deferred purchase price.

The deferred purchase price is detailed as follows:

	(Unaudited)	(Audited)
	At 30 June	At 31 December
	2026	2025
	USD	USD
Shotl Transportation, S.L.	695,398	685,346
Urbvan Mobility Ltd.	—	—
Door2Door	6,198	8,788
	701,596	694,134

(12)

12Deferred purchase price (Continued)

	(Unaudited)	(Audited)
	At 30 June	At 31 December
Maturity analysis	2026	2025
	USD	USD
Less than one year (current)	701,596	694,134
	701,596	694,134

13Revenue

The Group derives its revenue principally from end-users who use the Group’s platform to access routes predetermined by the Group. Revenue for transport services represents the total amount of fees charged to the end user for these services.

Disaggregated revenue information

	(Unaudited) For the six-month
	period ended 30 June
	2026	2025
	USD	USD
Business to business	14,243,585	8,676,762
Business to customers	1,979,581	1,512,307
	16,223,166	10,189,069

Revenue by geographical location

	2026	2025
	USD	USD

Egypt	9,104,886	6,752,936
Gulf Cooperation Council	7,118,280	3,436,133
	16,223,166	10,189,069

14Cost of sales

	(Unaudited) For the six-month
	period ended 30 June
	2026	2025
	USD	USD
Captain costs	13,311,654	8,035,494
Captain bonuses	12,351	10,113
Captain deductions	(46,841)	(44,722)
	13,277,164	8,000,885

(13)

15General and administrative expenses

	(Unaudited) For the six-month
	period ended 30 June
	2026	2025
	USD	USD
Staff costs	2,471,832	1,520,733
Professional fees	269,329	658,798
Technology costs	336,311	223,539
Other expenses	116,515	185,692
Depreciation of property and equipment	74,811	—
Rent expense	127,198	100,855
Depreciation of right-of-use assets	113,177	58,297
Insurance	119,334	50,924
Office expenses	18,704	42,394
Travel and accommodation	68,299	20,504
Amortization of intangible assets	15,860	15,594
Outsourced employees	3,688	13,901
Entertainment	2,403	7,046
	3,737,461	2,898,277

16	Other expenses

	2026	2025
Other expenses	—	127,500
	—	127,500

17	Other Income

	(Unaudited) For the six-month
	period ended 30 June
	2026	2025
	USD	USD
Other income	777,532	434,165
	777,532	434,165

18Deferred tax asset

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes at the enacted rates. The significant components of the Group’s deferred tax assets were as follows:

	(Unaudited) For
	the six-month	(Audited) For the
	period ended	year ended
	June 2026	31 December 2025
	USD	USD
Deferred tax asset movement

Opening balance	5,486,804	5,288,913
Foreign currency adjustments	(177,516)	352,957
Expiration	—	—
Reversal	—	(233,084)
Transfers to assets held for sale	—	—
Income tax benefit	—	78,018
Closing balance	5,309,288	5,486,804

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19(Loss)/earnings per share

Basic (loss)/earnings per share is computed by dividing the net (loss)/profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

600,000 Earnout Shares have been excluded from the calculation of weighted average shares outstanding, as they are contingently issuable subject to achieving certain milestones on the trading price and volume of our Class A ordinary shares on NASDAQ.

During the six-month period ended 30 June 2026, the Group was loss making, therefore, all potentially dilutive instruments have an anti-dilutive impact and have been excluded in the calculation of diluted weighted average number of ordinary shares outstanding. These instruments include certain outstanding equity awards, warrants, share options and convertible loans and could potentially dilute earnings per share in the future.

The following table sets forth the computation of basic and dilutive (loss)/earnings from the continued operations per share attributable to the Group’s ordinary shareholders:

	(Unaudited)	(Unaudited)
	For the six-	For the six-
	month period	month period
	ended 30	ended 30
	June 2026	June 2025
(Loss)/profit from continuing operations for the period attributable to equity holders of the Parent Company	(520,182)	432,200
Profit from discontinued operations for the period attributable to equity holders of the Parent Company	—	—

Weighted average number of ordinary shares outstanding during the period	9,964,344	9,964,344

(Loss)/profit per share attributable to equity holders of the Parent Company from continuing operations – basic (loss)/earnings per share	(0.05)	0.04
(Loss)/profit per share attributable to equity holders of the Parent Company – basic (loss)/earnings per share	(0.05)	0.04

Weighted average number of ordinary shares outstanding during the period adjusted for the effect of dilution	9,964,344	10,218,200

(Loss)/profit per share attributable to equity holders of the Parent Company from continuing operations – diluted (loss)/earnings per share	(0.05)	0.04
(Loss)/profit per share attributable to equity holders of the Parent Company – diluted (loss)/earnings per share	(0.05)	0.04

20Related party transactions and balances

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions. Related parties include associates, parent, subsidiaries, and key management personnel or their close family members. The terms and conditions of these transactions have been mutually agreed between the Group and the related parties. To determine significance, the Group considers various qualitative and quantitative factors including whether transactions with related parties are conducted in the ordinary course of business.

Interest in subsidiaries

The details of interests in the subsidiaries with whom the Group had entered into transactions or had agreements or arrangements in place during the period are disclosed in Note 1 of the condensed interim consolidated financial statements.

(15)

20Related party transactions and balances (continued)

Compensation of key management personnel

Key management personnel of the Group comprise the Parent Company’s directors and senior management of the Group.

	(Unaudited) For the six-month
	period ended 30 June
	2026	2025
	USD	USD
Compensation and short-term employee benefits	253,233	231,108
	253,233	231,108

Balances with related parties

The following balances are outstanding at the end of the reporting periods:

	(Unaudited)	(Audited)
	At 30 June	At 31 December
	2026	2025
	USD	USD
Balances with related parties	—	—
	—	—

Transactions with related parties

Details of transactions with related parties during the period, other than those which have been disclosed elsewhere in these condensed interim consolidated financial statements, are as follows:

	(Unaudited) For the six-month
	period ended 30 June
	2026	2025
	USD	USD
Transactions with related parties	—	—

21Financial instruments by category

Financial assets as per statement of financial position

	(Unaudited)	(Audited)
	At 30 June	At 31 December
	2026	2025
	USD	USD
At amortised cost
Trade and other receivables	7,844,681	6,256,738
Cash and cash equivalents	2,089,313	4,414,456
	9,933,994	10,671,194

(16)

21Financial instruments by category (Continued)

Financial liabilities as per statement of financial position

	(Unaudited)	(Audited)
	At 30 June	At 31 December
	2026	2025
	USD	USD
Accounts payable, accruals and other payables excluding non-financial items	8,915,851	8,727,202
Deferred purchase price	701,596	694,134
Lease liabilities	1,174,997	1,481,973
Current tax liabilities	1,921,317	1,640,682
Derivative warrant liabilities	223,994	400,806
	12,937,755	12,944,797

22Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

●	in the principal market for the asset or liability; or
●	in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to the Group. The fair value of an asset or liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

In addition, for financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurement are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

Level 1: quoted market price (unadjusted) in an active market for identical assets or liabilities that the entity can access at the measurement date.

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability; either directly or indirectly.

Level 3: inputs that are unobservable inputs for the asset or liability.

The carrying amounts of the financial assets and financial liabilities approximate their fair values.

(17)

23Subsequent events

On August 25, 2026, the Group entered into a securities purchase agreement for the issuance and sale of 8,990,317 Class A Ordinary Shares at a purchase price of $1.446 per share in a private placement, for aggregate gross proceeds of approximately $13.0 million.

Further, on August 26, 2026, the Group up-sized its private placement by entering into a securities purchase agreement for the issuance and sale of 1,027,397 Class A Ordinary Shares at a purchase price of $1.46 per share, for aggregate gross proceeds of approximately $1.5 million.

Subsequently and at the date of this report, the Group has received in aggregate $14.5 million from the private placements.

(18)